June 22, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Kevin Dougherty

Loan Lauren Nguyen

Re:	Contango Oil & Gas Company

Registration Statement on Form S-3, as amended

Filed June 4, 2020

File No. 333-238209

Dear Mr. Dougherty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-238209) of Contango Oil & Gas Company so that it may become effective at 9:00 a.m., Eastern Time, on June 24, 2020, or as soon as possible thereafter.

Please do not hesitate to contact me at 713-236-7575 with any questions regarding this matter.

Sincerely,

CONTANGO OIL & GAS COMPANY

By:	/s/ E. Joseph Grady
Name:	E. Joseph Grady
Title:	Senior Vice President and Chief Financial Officer